The Ecopetrol Group achieved a Reserve-Replacement Ratio of 200% in 2021, the highest in the last 12 years

Proven oil and gas reserves increased by 13%, up to 2,002 MBOE[1]

•	The Reserve-Replacement Ratio (RRR) of 200% implies that, for each barrel produced in the year by the Company, two barrels were added to reserves.

•	The Ecopetrol Group’s average reserve life increased to 8.7 years, exceeding the 2014 figure when the average Brent was USD 102 per barrel (compared to USD 69.2 per barrel in 2021).

•	The incorporation of proven reserves for the Ecopetrol Group was 462 MBOE, of which 282 MBOE were primarily due to outstanding performance within development fields, optimal and timely maturity of new projects, and greater capacity to execute and implement enhanced recovery expansion projects. Excluding the price effect, the RRR would have been 122%.

•	Proven gas reserves increased by 7.9% as compared to 2020, with an RRR of 176%.

•	89% of the reserves correspond to fields in Colombia, increasing the average reserve life up to 8 years, while the remaining 11% corresponds to the operation of Ecopetrol Permian and Ecopetrol America in the United States.

Ecopetrol S.A. (BVC: ECOPETROL, NYSE: EC) announced today its consolidated proven oil, condensate, and natural gas reserves (1P reserves, according to the standard international denomination), which include the results of Ecopetrol S.A. and its subsidiaries, as of December 31, 2021.

Reserves were estimated based on the United States Securities and Exchange Commission (SEC) standards and methodology. 99.5% of the reserves were certified by four independent specialized firms (Ryder Scott Company, DeGolyer and MacNaughton, Gaffney, Cline & Associates, and Sproule International Limited).

The SEC-defined price used for the 2021 valuation of reserves was USD 69.2 per barrel of Brent versus USD 43.4 per barrel of Brent in 2020.

At the end of 2021, the net proven reserves of the Ecopetrol Group were 2,002 MBOE. The Reserve-Replacement Ratio was 200% and the average reserve life was equivalent to 8.7 years.

In 2021, the Ecopetrol Group incorporated 462 MBOE of proven reserves and the total accumulated production was 231 MBOE. Of the total balance of reserves, 72% are liquid reserves, with an average life of 8.2 years, while the remaining 28% are gas reserves, with an average life of 10.4 years.

[1] Million Barrels of Oil Equivalent

Of the 462 MBOE incorporated, 61% (282 MBOE) was primarily a result of performance within development fields, optimal and timely maturity of new projects, and greater capacity to execute and implement enhanced recovery expansion projects in fields such as Chichimene, Castilla, and Akacias, among others. The remaining volumes correspond primarily to the favorable effect of the recovery of international oil prices during 2021.

As a result of Ecopetrol’s sale of Savia Peru effective as of January 2021, a disincorporation of said company’s reserves was carried out for 3.5 MBOE.

83% of the proven reserves are owned by Ecopetrol S.A., while the other Ecopetrol Group companies contributed with 17% of the 2,002 MBOE, mainly due to the operation of Ecopetrol Permian and Ecopetrol America in the United States.

The 13% increase achieved in reserves in 2021 demonstrates the strength of the Ecopetrol Group's hydrocarbon portfolio, which supports the company's sustainable growth path within its energy transition strategy.

Ecopetrol Group’s Proved Reserves 2021

Proven Reserves 1P	MBOE
Proven Reserves as of Dec 31, 2020	1,770
Revisions	315
Mineral Purchases	0
Enhanced Recovery	139
Extensions y Discoveries	12
Mineral Sales	-3.5
Production	-231
Proven Reserves as of Dec 31, 2021	2,002

Bogotá D.C., February 7, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co